FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2008

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 9, 2008, Brazauro Resources Corporation (“Brazauro”) and Gold Fields Holding Company (BVI) Limited (“Gold Fields”), a subsidiary of Gold Fields Limited, entered into an agreement (“the Agreement”) to acquire the Bom Jardim property (the “Property”) consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. Brazauro will issue Cdn$1 million in Brazauro shares for the Property.

The number of Brazauro shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the Letter of Intent. The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Property is presently held. On closing Brazauro will acquire the Gold Fields subsidiary in which the Property will be held in exchange for the Brazauro shares.

Gold Fields will have the one-time option, two years after closing the sale of the Property, to back-in to earn a 60% interest in the BVI company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by Brazauro on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Property or by spending a further $10 million on the Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. Brazauro will have the option to request Gold Fields to lend to Brazauro sufficient funds to meet Brazauro’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

This report does not constitute an offer of any securities of Brazauro. Any securities to be issued in the acquisition transaction will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

Exhibit 99.1

BRAZAURO RESOURCES CORPORATION

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

May 12, 2008	TSXV: BZO

BRAZAURO TO ACQUIRE BOM JARDIM PROPERTY IN BRAZIL FROM GOLD FIELDS

Houston, Texas -- Brazauro Resources has entered into a Letter of Intent with Gold Fields Holding Company (BVI) Limited, a subsidiary of Gold Fields Limited (NYSE, JSE, DIFX : GFI) (“Gold Fields”) to acquire the Bom Jardim property (the “Property”) consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. Brazauro will issue Cdn$1 million in Brazauro shares for the Property.

The newly acquired Property lies adjacent and to the south of Brazauro’s Bom Jardim/Circulo Project area. The combined project area totals more than 60,000 hectares and covers a topographically elevated circular feature with a diameter of at least 25 km that is clearly visible on satellite images. The widespread occurrence of acid, intermediate and basic volcanic rocks in this circular feature resembles a large volcanic caldera. Drainages coming off the elevated areas have been and are actively mined for gold by garimpeiros, indicating a potential source within the circular area.

Mark Jones, chairman and CEO, said, “We’ve had our sights on Bom Jardim for several years, and are very pleased to make this acquisition. In the Tapajós region, two of the largest garimpos, that is, informal gold mining camps, are Tocantinzinho and Bom Jardim/Circulo – approximately 90 km. apart and along the same major northwest-southeast gold-bearing trend. Just as the Company targets making Tocantinzinho the first major gold mine in the Tapajós, so too we mean to develop the potential along this major TZ trend. Having earlier gained control of the larger Circulo property, and now, by adding the smaller but significant Bom Jardim portion of the caldera – with Gold Fields as a shareholder and having the back-in or NSR rights on only that portion – our geological team has gotten to work right away.”

Similar geological environments have been favorable for epithermal gold and for copper-gold-molybdenum porphyry systems, which will be the focus of Brazauro’s exploration program in this area. The Company’s exploration strategy at this project is supported by the fact that Rio Tinto, in the late 1990s, discovered one of the oldest preserved epithermal gold systems in the world, the V3 prospect, plus indications of the presence of copper-molybdenum porphyries at the V6 prospect, both located approximately 50km northeast of Bom Jardim. At V3, a non-43-101 inferred resource of 67Mt @0.40 g/t Au has been reported. Since this discovery, garimpeiros have been actively mining the V3 area for gold. These occurrences are located on the margins of a volcanic caldera similar to but smaller than the Bom Jardim caldera.

This new acquisition has given Brazauro almost 100% control of this circular structure (caldera), and makes it the leading explorer in this highly prospective area. Exploration at the project commenced this week with an airborne magnetic and radiometric survey – 4,315 linear km. with flight lines spaced 200 meters apart --

which will be followed up by geological mapping and soil and rock-chip sampling. For a satellite image of the Bom Jardim/Circulo Property, please visit our website at www.brazauroresources.com.

The number of Brazauro shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the Letter of Intent. The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Property is presently held. On closing Brazauro will acquire the Gold Fields subsidiary in which the Property will be held in exchange for the Brazauro shares.

Gold Fields will have the one-time option, two years after closing the sale of the Property, to back-in to earn a 60% interest in the BVI company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by Brazauro on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Property or by spending a further $10 million on the Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. Brazauro will have the option to request Gold Fields to lend to Brazauro sufficient funds to meet Brazauro’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like “anticipate”, “believe”, “estimate”, “expect”, “will”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.